March 25, 2024

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 03/25/24

Enclosure

Attachment

[1] See Attachment for a comprehensive list of updates to Exhibit F

Summary of changes made to Exhibit F:

- Added
  Brazilian Trading Permit Holder Supplemental Application Form

- Updated
  Electronic Stock-Option Execution Registration Form, effective 04/29/24

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/25/24**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

24010370

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/25/24 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 03/25/24] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Brazilian Trading Permit Holder Supplemental Application Form | New Document

2. Electronic Stock-Option Execution Registration Form | Updates: Named the default broker (Cowen) as a mandatory destination and removed the QCC limitation for all optional destinations (FOG, Libucki, Penserra, SRT). Form published 03/22/2024 with updates effective 04/29/2024.

Cboe Exchange, Inc.
Brazilian Trading Permit Holder
Supplemental Application Form

The business organization referenced below ("Organization") represents and warrants to Cboe Exchange, Inc. ("Cboe Options") that as of the date of the Organization's application for a Trading Permit and on each day thereafter until the Organization's Trading Permit is terminated:

1. The Organization is classified as either one of the following:

   ☐ A professional investor, which encompasses for this purpose (i) financial institutions and other institutions authorized to operate by the Central Bank of Brazil; (ii) insurance companies; (iii) pension funds; (iv) individuals and companies with financial investments in excess of 10 million Brazilian Real which declare their condition as professional investor through the execution of a representation (in the form of Exhibit A to Securities and Exchange Commission of Brazil (CVM) Resolution No. 30/21); (v) investment funds; (vi) investment clubs, provided their portfolios are managed by a portfolio manager authorized by CVM; (vii) investment agents (*assessores de investimento*), portfolio managers, securities analysts and securities consultants authorized by CVM, with respect to their own investments; (viii) non-resident investors; and (ix) patrimonial funds; or

   ☐ A qualified investor, which encompasses for this purpose: (i) individuals and companies with financial investments in excess of 1 million Brazilian Real which declare their condition as qualified investor through the execution of a representation (in the form of Exhibit B to CVM Resolution No. 30/21); (ii) individuals who have been approved in technical exams or hold certifications granted by the CVM as a requirements for registration as investment agents (*assessores de investimento*), portfolio managers, securities analysts, and securities consultants; and (iii) investment clubs, provided their portfolios are managed by one or more quota-holder that is a qualified investor.

2. The Organization represents and warrants that it has provided each relevant third party with sufficient information on the collection, use, and disclosure of personal data by Cboe Options and/or its affiliates, service providers, and agents for all purposes: (a) to fulfill reporting obligations, (b) to execute rights pursuant to Cboe Options Rules, (c) to comply with applicable regulatory requirements, and (d) to facilitate transactions on Cboe Options.

3. The Organization represents and warrants that it has informed and whenever necessary obtained the prior written consent and authorization of any third-party individuals, including customers, employees, and executive officers, for and on behalf of Cboe Options and/or its affiliates, service providers, and agents to collect, use, and disclose the information contained in this application for all purposes listed above.

____
Name of Organization

____
Signature of Authorized Signatory

____
Name of Authorized Signatory

____
Title of Authorized Signatory

____
Date

Electronic Stock-Option Execution Registration Form

To be completed by any Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("Cboe Options") or Member of the Cboe EDGX Exchange, Inc. Options Market ("EDGX Options") routing complex orders with a stock component for electronic processing via Complex Order Auctions (COA), Complex Automated Improvement Mechanism (AIM), Complex Qualified Contingent Cross (QCC) or the Complex Order Book (COB).

An executed version of this Document can be delivered to Membership Services via email to MembershipServices@cboe.com.

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory - Cowen Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory - Cowen Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory - Cowen Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory - Cowen Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

MPID / DTCC Clearing Number: __________ / __________

Market(s): ☐ Cboe Options ☐ EDGX Options **Instructions:** ☐ Add ☐ Remove

Destination(s): Mandatory - Cowen Optional - ☐ FOG ☐ Libucki ☐ Penserra ☐ SRT

TPH / Member Name	CRD #
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title